EXHIBIT 21

Subsidiaries of Simply, Inc.

•	Cooltech Corp. (Canada Corporation)
•	Cooltech Holding, Inc. (Nevada Corporation)
•	InfoSonics de Mexico S.A. de C.V. (Mexico Corporation)
•	InfoSonics de Panama (Panama Corporation)
•	Simply Mac, Inc. (Utah Corporation)